Exhibit 99.1

Foresight and Thermal Camera Giant Guide Infrared Collaborate to Develop Cost-Effective Stereoscopic Cameras

The joint effort combines advanced, affordable infrared imaging and cutting-edge automotive integration to enhance 3D perception and safety in all driving conditions

Ness Ziona, Israel – September 2, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced a strategic collaboration with Wuhan Xuanyuan Intelligent Driving Technology Co., Ltd. (“XY IDrive”), a subsidiary of Wuhan Guide Infrared Co. (“Guide Infrared”) (Shenzhen stock code: 002414, market cap of approximately $7.5 billion as of August 28, 2025), a leading global Chinese developer and manufacturer of infrared thermal imaging systems. Together, the companies will develop cost-effective, automotive-grade stereoscopic thermal cameras designed to meet the stringent requirements of advanced driver assistance systems (ADAS) and autonomous vehicles, empowering safer mobility across diverse market segments.

By combining XY IDrive’s infrared thermal imaging technology with Foresight’s 3D perception expertise, the collaboration aims to deliver high-performance thermal stereoscopic cameras that improve object detection and situational awareness in low-visibility and challenging weather conditions, where conventional sensors are often limited. By offering stereoscopic thermal vision at a competitive price point, the companies seek to accelerate adoption across automotive, industrial, logistics, drone and agricultural markets.

The camera will feature a Gigabit Multimedia Serial Link (GMSL) interface, providing fast, reliable video transmission and simplifying integration across diverse markets. The cameras will also be compatible with varied NVIDIA ECU configurations, providing manufacturers and operators with the flexibility to integrate seamlessly into existing platforms. This compatibility is expected to accelerate deployment by reducing development time and cost for original equipment manufacturer (OEMs), Tier One suppliers, and other technology providers.

This collaboration underscores Foresight’s commitment to advancing affordable 3D perception solutions that enhance safety and operational efficiency across a wide range of environments. The thermal cameras, designed for seamless integration into diverse systems, including industrial and agricultural applications, deliver superior performance in detecting people, obstacles, and potential hazards under challenging conditions.

About Wuhan Guide Infrared

Wuhan Guide Infrared Co., Ltd. (Shenzhen stock code: 002414), founded in 1999, is engaged in manufacturing infrared detectors and cameras, comprehensive electro-optical systems and large-scale defense systems. Guide Infrared provides infrared solutions, ranging from infrared devices up to complete systems.

Guide Infrared develops and manufactures infrared solutions for national defense security, protection systems, diagnostic tools, smart home, Internet of Things, intelligent terminals, machine vision systems, automotive industry, unmanned planes and other applications.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the nature and joint aims of the companies’ collaboration, including the aim to deliver high-performance thermal stereoscopic cameras that improve object detection and situational awareness in low-visibility and challenging weather conditions, that the companies seek to accelerate adoption across automotive, industrial, logistics, drone and agricultural markets, the expected features of the camera design, that the compatibility of the camera with varied NVIDIA ECU configurations is expected to accelerate deployment by reducing development time and cost for original equipment manufacturers, Tier One suppliers, and other technology providers, and the belief that this collaboration underscores its commitment to advancing affordable 3D perception solutions that enhance safety and operational efficiency across a wide range of environments. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654